EXHIBIT 23 – CONSENT OF DELOITTE & TOUCHE LLP

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-155679 on Form S-3 and Registration Statement No. 333-133595 on Form S-8 of our reports dated February 24, 2010, relating to the consolidated financial statements and financial statement schedules of Frontier Oil Corporation (which included an explanatory paragraph concerning the Company’s change in its inventory valuation method for crude oil, unfinished products, and finished products to the last-in, first-out (LIFO) method from the first-in, first-out (FIFO) method), and the effectiveness of Frontier Oil Corporation's internal control over financial reporting, appearing in this Annual Report on Form 10-K of Frontier Oil Corporation for the year ended December 31, 2009.

DELOITTE & TOUCHE LLP

Denver, Colorado
February 24, 2010